NO. 788 P001

82-5?



03 DEC 30 AM 7:21

TransCanada

450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

CORPORATE - SECRETARIAL - FACSIMILE

03045459

To:	*The Toronto Stock Exchange*
	Attention: Manager, Market Surveillance
Fax Number:	(416) 646-7263
To:	*New York Stock Exchange*
	Attention: Elizabeth V. Montz
Fax Number:	212-656-5071/5072
To:	*Securities and Exchange Commission*
	Attention: Filing Desk, Stop 1-4
Fax Number:	(202) 942-9628
From:	Brenda Hounsell, Corporate Secretarial Department
Date:	December 22, 2003 Time: 11:15 am MST
Number of Pages (including Cover)	2

SUPPL

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Re: News Release

Please see the attached news release scheduled to cross the Canada News Wire immediately:

"Bruce A Unit 4 Reaches Commercial Production"

Disposition of Original:

Sent by Courier	
Sent by Mail:	
Held on our File:	X

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

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S:\Corporate_Secretary\CONTINUOUS_DISCLOSURE_PRESS_RELEASES\TC_Corporation\Stock Exchanges\Fax Covers\FAX_TSE_NYSE_SEC.DOC


TransCanada
In business to deliver

NewsRelease

Bruce A Unit 4 Reaches Commercial Production

CALGARY, Alberta – Dec. 22, 2003 – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation announced today that the management of Bruce Power has declared commercial production at Unit 4 of the Bruce A nuclear power station. This unit was synchronized to the grid on October 7, 2003 and since November 1 has generated approximately 0.73 terawatt hours. Bruce Power will start recording revenue and expenses related to Unit 4 in the income statement effective November 1, 2003.

Bruce A Unit 3 is in the process of being reconnected to the grid and together with Unit 4 will have a capacity of 1,500 megawatts of electricity bringing Bruce Power's total capacity to 4,660 megawatts.

TransCanada has a 31.6 per cent interest in Bruce Power and a 33.3 per cent interest in Bruce Power Inc., the general partner of Bruce Power. Bruce Power leases and operates the Bruce nuclear power plants in Ontario.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 km (24,000 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing nearly 4,700 megawatts of power – an equal amount of power can meet the needs of about 4.7 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

Note: All financial figures are in Canadian dollars unless noted otherwise.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries:	Heidi Feick/Anita Perry	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta/Debbie Stein	(403) 920-7911

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RECEPTION OK

TX/RX NO	9000
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	12/22 13:07
USAGE T	00'55
PGS.	2
RESULT	OK